Mail Stop 4561

October 12, 2007

Brenda G. Gujral
President
InLand Land Appreciation Fund II, L.P.
2901 Butterfield Road
Oak Brook, IL 60523

>   **Re: InLand Land Appreciation Fund II, L.P.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 22, 2007**
>   **File No. 000-19220**

Dear Ms. Gujral:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief